

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2023

Frank Karbe
Chief Executive Officer
Better Therapeutics, Inc.
548 Market Street #49404
San Francisco, California, 94104

> **Re: Better Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 10, 2023**
> **File No. 333-273861**

Dear Frank Karbe:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas O'Leary at 202-551-4451 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Shoaib Ghias, Esq.